July 18, 2019

BY EDGAR

Division of Corporate Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Staff of the Division of Corporate Finance, Office of Natural Resources

Attention: Ms. Lauren Nguyen and Mr. Kevin Dougherty

Re:	Vista Oil & Gas, S.A.B. de C.V.
Registration Statement on Form F-1
File No. 333-232516

Dear Ms. Nguyen and Mr. Dougherty:

On behalf of our client, Vista Oil & Gas, S.A.B. de C.V. (the “Company”), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of the United Mexican States (“Mexico”), we submit this supplemental letter to inform the staff (the “Staff”) of the U.S. Securities and Exchange Commission that, in connection with the initial public offering (the “Offering”) of the Company’s American Depositary Shares (“ADS”) and series A shares of common stock (the “series A shares”), the Company proposes to determine the price to the public of its ADS and series A shares by reference to the price of the Company’s series A shares on the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “Mexican Stock Exchange”). For reference purposes, the closing price of the Company’s series A shares on the Mexican Stock Exchange on July 17, 2019 was Ps.180.00 per series A share, which is equivalent to approximately US$9.46 per series A share, based on the exchange rate of Ps.19.0233 per US$1.00 reported by the Mexican Central Bank on such date.

Although the price of the Company’s series A shares on the Mexican Stock Exchange is subject to adjustment based on factors outside of the Company’s control, the Company does not expect the price to the public of its ADSs and series A shares to be set forth in the Company’s prospectus to substantially deviate from the price of the Company’s series A shares on the Mexican Stock Exchange.

The Company expects to include a reference to the price of its series A shares on the Mexican Stock Exchange as of July 17, 2019 in an amendment to the above-captioned Registration Statement on Form F-1, as filed on July 12, 2019, that would shortly precede the commencement of the Company’s road show activities for the Offering, which it anticipates could commence as soon as July 18, 2019.

If you have any questions or comments concerning this submission, please do not hesitate to call me at +54 11 5556 8901.

Very truly yours,

/s/ Andrés de la Cruz
Andrés de la Cruz

cc:	Pablo Manuel Vera Pinto

Vista Oil & Gas, S.A.B. de C.V.

Emilio Minvielle
Cleary Gottlieb Steen & Hamilton LLP

Antonia E. Stolper
Shearman & Sterling LLP

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